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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                    FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           INSCI-STATEMENTS.COM, CORP.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


DELAWARE                                        06-1302773
-----------------------                         -------------------
(State of Incorporation                         (I.R.S. Employer
or Organization)                                Identification no.)

Two Westbororough Business Park,
Westborough, MA                                 01581
---------------------------------------         ----------
(Address of Principal Execuive Offices)         (Zip Code)


     If this form relates to the         If this form relates to the
     registration of a class of          registration of a class of
     securities pursuant to Section      securities pursuant to Section
     12(b) of the Exchange Act and       12(g) of the Exchange Act and
     is effective pursuant to            is effective pursuant to
     General Instruction A.(c),          General Instruction A.(d),
     please check the following          please check the following
     box. |_|                            box. |X|

Securities Act registration statement file number to which this form relates:_________________(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class            Name of Each Exchange on Which
        to be so Registered            Each Class is to be Registered
        -------------------            ------------------------------

                NONE                                NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Share Purchase Rights
                          ----------------------------
                                (Title of Class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On April 3, 2000, the Board of Directors of insci-statements.com, corp. (the "Company") declared a dividend distribution of one common share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend is payable on April 19, 2000 (the "Record Date") to the stockholders of record on that date. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one Common Share of the Company at a price of $47 per Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of April 4, 2000, between the Company and First Union National Bank, as Rights Agent (the "Rights Agent").

      Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Rights certificates will be distributed. Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares (the date of such an announcement being a "Shares Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates together with a copy of this Summary of Rights. In addition to other limited exceptions, each of Dr. E. Ted Prince and Mr. Thomas P. Farkas are exempted from the definition of "Acquiring Person;" therefore, their acquisition of 15% or more, but less than 25%, of the outstanding Common Shares will not cause the effects described herein.

      The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on April 4, 2010 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company, as described below.

      The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

      Common Shares purchasable upon exercise of the Rights will not be redeemable.

      In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction in which the Common Shares are exchanged or changed, or 50% or more of the Company's consolidated assets or earning power are sold (in one transaction or a series of transactions), proper provision will be made so that each holder of a Right (other than an Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right.

      In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. Upon occurrence of any of the events described in the immediately preceding sentence, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

      At any time after the occurrence of any such event and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

      At any time prior to the earlier of (i) the tenth day after a Shares Acquisition Date, or (ii) the expiration of the Rights, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      A copy of the Rights Agreement including exhibits is attached hereto as an exhibit. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS.

      1. Rights Agreement, dated as of April 4, 2000, between the Company and the Rights Agent, including Exhibit A, Form of Rights Certificate and Exhibit B, Summary of Rights to Purchase Common Shares.

      2. Press Release announcing the Company's adoption of the Rights Agreement, dated April 6, 2000 (incorporated herein by reference to Exhibit 99.2 to the Company's Report on Form 8-K filed on April 5, 2000).
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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    INSCI-STATEMENTS.COM, CORP.



                                    By: /s/ Roger C. Kuhn
                                        ------------------------
                                        Roger C. Kuhn
                                        Chief Financial Officer

Date:  April 7, 2000